KEYSTONE CONSOLIDATDED INDUSTRIES, INC.
5430 LBJ Freeway, Suite 1740
Dallas, Texas  75240

August 17, 2011

Via EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:           Keystone Consolidated Industries, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-174338

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Keystone Consolidated Industries, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-174338), together with all amendments thereto, which the Registrant initially filed with the Commission on May 19, 2011 (the “Registration Statement”).

The Registration Statement related to a previously proposed subscription rights offering of the Registrant’s common stock.  The Registrant is requesting withdrawal of the Registration Statement because the Registrant has determined not to proceed with the proposed subscription rights offering.  The proposed offering contemplated participation by Contran Corporation (“Contran”), the Registrant’s majority stockholder, as a subscribing party to the fullest extent possible.  The Registrant’s commencement of and Contran’s participation in the proposed offering was subject to, among other things, the Registrant and Contran reaching agreement on the terms of the proposed offering.  Prior to reaching such agreement, Contran has today reported the purchase of an additional 1.55 million shares of the Registrant’s common stock from a third-party stockholder in a private transaction, increasing Contran’s ownership interest in the Registrant to approximately 88%.  As a result of such purchase, Contran has indicated to the Registrant that it no longer intends to subscribe for the Registrant’s shares in connection with the proposed offering.  Therefore, the Registrant has determined not to proceed with the proposed offering at this time and respectfully requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that doing so would be consistent with the public interest and the protection of investors, as contemplated by Securities Act Rule 477(a).

The Registrant confirms that the Registration Statement has not been declared effective and no securities were sold in connection with the offering for which the Registration Statement was filed.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  The Registrant, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Pursuant to the foregoing, the Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible.  Please fax a copy of the order to the Registrant’s legal counsel, Neel Lemon of Baker Botts L.L.P., at (214) 661-4954.

Should you have any questions regarding this matter or if withdrawal of the Registration Statement will not be granted, please contact the Registrant’s legal counsel, Neel Lemon of Baker Botts L.L.P., at (214) 963-6954.

Very truly yours,

/s/ Bert E. Downing, Jr.
Vice President & Chief Financial Officer

cc:	Neel Lemon

Baker Botts L.L.P.